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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



For the month of January, 2004

Commission File Number  0-14009

                      CONSOLIDATED MERCANTILE INCORPORATED
                (Translation of registrant's name into English)

                   106 Avenue Road, Toronto, Ontario M5R 2H3
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F....X..... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Included in this Report on Form 6-k:
PRESS RELEASE January 23, 2004
MATERIAL CHANGE REPORT, January 23, 2004

PRESS RELEASE  January 23, 2004


            CONSOLIDATED MERCANTILE INCORPORATED GLENCOE CAPITAL LLC


                               JOINT PRESS RELEASE


Toronto, Ontario - January 23, 2004 -
Consolidated Mercantile Incorporated
 TSX - "CMC" - common     NASDAQ - "CSLMF" - common

CONSOLIDATED MERCANTILE INCORPORATED AND GLENCOE CAPITAL LLC ANNOUNCE JOINT VENTURE IN CONNECTION WITH POLYAIR INTER PACK INC.

Consolidated Mercantile Incorporated ("CMI") and Glencoe Capital LLC, a Chicago-based private equity firm ("Glencoe") announce that they have reached an agreement for CMI to sell 1,298,467 common shares of Polyair Inter Pack Inc. ("PPK") (TSX/Amex: PPK) to Glencoe. The shares to be sold represent approximately 48% of CMI's holdings in PPK and 21% of PPK's outstanding common shares. The sale price will be C$15.08 per share for an aggregate consideration to CMI of C$19,580,882. The parties have agreed to a fixed exchange rate for payment in US dollars. In connection with the transaction, four other shareholders of PPK including Henry Schnurbach, PPK's President, will sell an additional 529,200 common shares of PPK to Glencoe at the same price. PPK's President will retain 50% of his shares and all of his options thus retaining 80% of his fully diluted holdings in PPK. Glencoe does not currently own, either directly or indirectly, any common shares of Polyair. After giving effect to the transaction, CMI and Glencoe will hold approximately 23% and 30% of PPK's outstanding common shares, respectively.

In connection with the transaction, CMI, Glencoe and PPK's President will enter into a shareholder agreement pursuant to which CMI will exercise voting control over their combined positions. Together with CMI's continuing voting trust with founding shareholders, this would mean that CMI would continue to exercise voting control and consolidate the accounts of PPK. The shareholder agreement will also provide for a joint approach to future purchases or dispositions of PPK common shares.

Glencoe, with US$900 million of alternative assets under management, invests in middle-market companies in a variety of sectors. "Glencoe's focus is to make strategic investments in companies with excellent opportunities to grow," said David S. Evans, Chairman of the firm. "Polyair Inter Pack demonstrates that promise".

CMI's President and CEO Fred A. Litwin commented "We are delighted to have Glencoe's participation as we continue to work with and support PPK's existing management team to build on its growth to date".

The transaction is subject to completion of due diligence by Glencoe and the execution of mutually acceptable definitive documentation. It is expected that the transaction will occur on or about February 20, 2004. Glencoe's offer was made by way of private agreement.

Consolidated Mercantile Incorporated is a management holding company which effects its investment strategy through investment in, management of, and merchant banking to its core strategic industries including packaging, swimming pool products, furniture and finance.


"Safe Harbor" statement under the Private Securities Reform Act of 1995: This release contains forward-looking statements which reflect management's current views of future events and operations. These forward-looking statements are based on assumptions and external factors, including assumptions relating to product pricing, competitive market conditions, financial data, and other risks or uncertainties detailed from time to time in the Company's filings with the Securities and Exchange Commission. These forward-looking statements represent the Company's judgement as of the date of this release and any changes in the assumptions or external factors could produce significantly different results.

For further information (and to obtain a copy of the report to be prepared by Glencoe in accordance with Canadian securities laws), please contact:

Stan Abramowitz, Secretary                    Christopher J. Collins
(416) 920-0500                                         (312) 795-6300

Consolidated Mercantile Incorporated          Glencoe Capital, LLC
106 Avenue Road                               222 West Adams Street, Suite 1000
Toronto, Ontario M5R 2H3                      Chicago, IL 60606

MATERIAL CHANGE REPORT January 23, 2004

                             MATERIAL CHANGE REPORT


Item 1.           Reporting Issuer

                  Consolidated Mercantile Incorporated
                  106 Avenue Road
                  Toronto, Ontario
                  M5R 2H3

Item 2.           Date of Material Change

                  January 23, 2004

Item 3.           Press Release

                  The Press Release was issued on January 23, 2004, through the facilities of Canada NewsWire. A copy of the Press Release was filed via SEDAR on January 23, 2004.

Item 4.           Summary of Material Change

                  On January 23, 2004, Consolidated Mercantile Incorporated ("CMI") reached an agreement for CMI to sell 1,298,467 common shares of Polyair Inter Pack Inc. ("PPK") to Glencoe Capital LLC. The shares to be sold represent approximately 48% of CMI's holdings in PPK and 21% of PPK's outstanding common shares. The purchase price will be CDN$15.08 per PPK Shares for an aggregate consideration to CMI of CDN$19,580,882.

Item 5.           Full Description of Material Change

                  On January 23, 2004, Consolidated Mercantile Incorporated ("CMI") and Glencoe Capital LLC, a Chicago-based private equity firm ("Glencoe"), reached an agreement for CMI to sell 1,298,467 common shares of Polyair Inter Pack Inc. ("PPK") to Glencoe (the "Transaction"). The shares to be sold (the "PPK Shares") represent approximately 48% of CMI's holdings in PPK and 21% of PPK's outstanding common shares. The purchase price will be CDN$15.08 per PPK Shares for an aggregate consideration to CMI of CDN$19,580,882. The purchase price will be satisfied in US currency at a conversion rate of US$1.00 = CDN$1.2772. In connection with the Transaction, four other shareholders of PPK, including PPK's President (Henry Schnurbach) and Cambrelco Inc. (a corporation controlled by Fred Litwin, CMI's President) will sell an additional 529,200 commons shares of PPK to Glencoe at the same price. Mr. Schnurbach will retain 50% of his shares and all of his options thus retaining 80% of his fully diluted holdings in PPK. After giving effect to the Transaction, CMI and Glencoe will hold approximately 23% and 30% of PPK's outstanding common shares, respectively.

                  It is expected that the Transaction will occur on or about February 20, 2004 (the "Closing Date").

                  After completion of the Transaction, CMI will own 1,427,967 common shares of PPK, representing approximately 23% of the outstanding common shares of PPK.

                  The terms of the Transaction provide that CMI, Glencoe, Henry Schnurbach and Fred Litwin will enter into a shareholders' agreement effective upon the Closing Date. Under such shareholders' agreement, CMI will continue to exercise voting control over the PPK Shares and consolidate the accounts of PPK. CMI will also continue to exercise voting control over the 510,463 common shares of PPK held by certain founding shareholders of PPK (excluding the common shares of PPK owned by CMI and Henry Schnurbach), representing 8.3% of the outstanding common shares of PPK under the terms of a voting trust.

                  The Transaction is subject to the completion of due diligence by Glencoe and to the execution of mutually acceptable definitive documentation.

Item 6.           Reliance on Section 75(3) of the Act
                  ------------------------------------

                  Confidentiality is not requested.

Item 7.           Omitted Information

                  No information has been omitted in respect to the material change.

Item 8.           Senior Officer

                  Daniel Tamkin, Vice President (416) 920-0500.

Item 9.           Statement of Signing Officer

                  The foregoing accurately discloses the material changes referred to herein.

DATED at this 2nd day of February, 2004.



                      CONSOLIDATED MERCANTILE INCORPORATED


                                            By:    "Daniel Tamkin"
                                           Daniel Tamkin, Vice President

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                        CONSOLIDATED MERCANTILE INCORPORATED

Date: February 4, 2004                  By:/s/DANIEL S TAMKIN
                                        Daniel S. Tamkin, Vice President